Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three months ended March 31, 2024

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of May 7, 2024, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three months ended March 31, 2024 (the “Interim Financial Statements”), which been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.. The unaudited condensed interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2023 and for the years ended December 31, 2023 and 2022 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”). Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form (“AIF”) available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

CHANGES IN PRESENTATION OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

We use certain non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS Accounting Standards, please refer to the “Non-IFRS Financial Performance Measures” section of this MD&A. The non-IFRS financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS Accounting Standards, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. In 2024, we made changes to the following non-IFRS performance measures:

Adjusted Net Earnings and Adjusted Net Earnings per Share

We have adjusted our net earnings to include the effect of changes in fair value of prepaid gold interests.  This adjustment will result in a more meaningful measure of adjusted net earnings for investors and analysts to assess our current operating performance and to predict future operating results.

Adjusted EBITDA

We have adjusted our EBITDA to include the effect of changes in fair value of prepaid gold interests.  This adjustment will result in a more meaningful measure of adjusted EBITDA for investors and analysts to assess our current operating performance and to predict future operating results.

Company Overview

Triple Flag is a precious-metals-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing, while offering value beyond capital as partners via our networks, capabilities and sustainability support.

Since inception, we have invested in and systematically developed a long-life, low-cost, high-quality diversified portfolio of streams and royalties providing exposure primarily to gold and silver. Our portfolio is comprised of 234 assets, consisting of 15 streams and 219 royalties.

The following charts highlight our recent quarterly performance:

1.	GEOs, adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count
Producing	32
Development & Exploration	202
Total	234

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and quality of our portfolio of precious metals streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, increasing the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners while creating a high-quality, precious-metals-focused portfolio of streams and royalties for our investors. We focus on ‘‘per share’’ metrics with the objective that accretive new investments are pursued with careful management of the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate free cash flow.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended March 31
Average Metal Prices/Exchange Rates	2024	2023
Gold (US$/oz)[1]	2,070	1,890
Silver (US$/oz)[2]	23.34	22.55
Exchange rate (US$/C$)[3]	1.3486	1.3525

1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to volatile price movements over short periods of time and can be affected by numerous macroeconomic factors including, but not limited to, the value of the U.S. dollar, the sale or purchase of gold by central banks and financial institutions, interest rates, inflation or deflation, global and regional supply and demand and global political and economic conditions. The market price of gold is a significant contributor to the performance of our gold streams and related interests and royalty portfolio.

During the three months ended March 31, 2024, the gold price set an all-time record, ranging from $1,985 to $2,214 per ounce, averaging $2,070 per ounce for the period, a 10% increase from the same period in the prior year. As at March 31, 2024, the gold price was $2,214 per ounce (based on the most recent LBMA PM fix).

Silver

The market price of silver is also subject to volatile price movements. Silver, often considered a proxy for gold with a high level of correlation to the metal, is predominantly used in industrial applications and silver demand is also correlated to the Industrial Index. A rebound of manufacturing activity is expected to have a positive effect on silver as silver has many uses. The market price of silver is driven by factors similar to those influencing the market price of gold, as stated above. The market price of silver is a significant contributor to the performance of our silver streams.

During the three months ended March 31, 2024, the silver price ranged from $22.09 to $25.43 per ounce, averaging $23.34 per ounce for the period, a 4% increase from the same period in the prior year. As at March 31, 2024, the silver price was $24.54 per ounce (based on the most recent LBMA fix).

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at March 31, 2024, there were no hedging programs in place for non-U.S. dollar expenses.

Financial and Operating Highlights

Three months ended March 31, 2024 compared to three months ended March 31, 2023

	Three months ended
	March 31,
($ thousands except GEOs, per share metrics, and asset margin)	2024	2023
IFRS measures:
Revenue	$57,528	$50,269
Gross Profit	33,259	22,874
Depletion	17,720	15,928
General Administration Costs	5,478	5,672
Net Earnings	17,424	16,534
Net Earnings per Share – basic and diluted	0.09	0.09
Operating Cash Flow	38,875	38,870
Operating Cash Flow per Share	0.19	0.20

Non-IFRS measures[1]:
GEOs	27,794	26,599
Adjusted Net Earnings	23,203	15,284
Adjusted Net Earnings per Share	0.12	0.08
Adjusted EBITDA	48,068	39,436
Free Cash Flow	38,875	38,870
Asset Margin	92%	88%

1.	GEOs, adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

2024 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

The following table provides our full year 2024 guidance, which is unchanged from our 2024 guidance included in our annual MD&A:

2024 Guidance[3]
GEOs[1]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General administration costs	$23 million to $24 million
Australian Cash Tax rate[2]	~25%

1.	GEOs as presented above and in the following discussion is a non-IFRS financial performance measure with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, which include Fosterville, Beta Hunt, Stawell, Henty and Dargues.
3.	Assumed commodity prices of $1,900/oz gold and $21.00/oz silver.

Our 2024 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing Mineral Reserves and the operator’s publicly disclosed guidance on future production, the conversion of Mineral Resources to Mineral Reserves, timing risk adjustments, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2024 will be in the ranges set forth above. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

Sustainability Initiatives

Throughout the first quarter of 2024, our ESG team developed a near-term plan for indirect (scope 2) carbon emissions reduction to complement and build on our net zero target by 2050. In alignment with sustainability objectives set by our corporate office building management, we are targeting a 50% reduction in scope 2 emissions by 2030 (from a 2018 baseline). We are proud to announce that our 2030 carbon emissions reduction target has been approved by the Science Based Targets initiative (“SBTi”). The SBTi is a corporate climate action organization that defines and promotes best practice in emissions reductions and net-zero targets in line with climate science, including the 2015 Paris Agreement.

As part of our continued commitment to enhance our mining partners’ social license to operate, Triple Flag contributed to community initiatives surrounding the Stawell mine (“Stawell”) in Australia and Cerro Lindo mine in Peru. In Peru, we have invested nearly $20 thousand to provide technology improvements and training to teachers and students within the annexes of San Juan de Luyo and Huirpina of the Cc. Chavín. In Australia, Triple Flag sponsored the 2024 Powercor Stawell Gift’s Bill McManus Backmarker’s Handicap Race. The event brought in young athletes from across the region, with Stawell displaying an underground cable bolter for families to learn more about mining. These projects are guided by our commitment to the United Nations Global Compact Sustainable Development Goal (“SDG”) 4: Quality Education and SDG 11: Sustainable Cities and Communities.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix.

Three months ended March 31, 2024 compared to three months ended March 31, 2023

	Three months ended March 31
Revenue ($000s)	2024	2023
Streaming and Related Interests
Cerro Lindo	$13,628	$13,975
Northparkes	13,009	5,189
Impala Bafokeng	3,181	2,874
Altan Tsagaan Ovoo ("ATO")	2,849	6,110
Auramet	2,608	2,460
Buriticá	2,015	2,793
La Colorada	1,137	1,266
Moss	1,076	2,993
Other	—	3,613
	$39,503	$41,273
Royalty Interests
Kensington	$4,606	$—
Beta Hunt	2,513	1,835
Fosterville	2,176	1,682
Camino Rojo	1,357	989
Young-Davidson	1,349	1,186
Dargues	1,099	389
Florida Canyon	928	463
Stawell	789	236
Agbaou	679	—
Other	1,157	2,216
	$16,653	$8,996
Revenue from contracts with customers	$56,156	$50,269
Revenue – Other	$1,372	$—
Total	$57,528	$50,269

	Three months ended March 31
Revenue ($000s)	2024	2023
Gold	$36,524	$26,468
Silver	19,632	21,517
Other	1,372	2,284
Total	$57,528	$50,269

	Three months ended March 31
GEOs (ounces)	2024	2023
Streaming and Related Interests
Cerro Lindo	6,585	7,394
Northparkes	6,286	2,746
Impala Bafokeng	1,537	1,521
ATO	1,376	3,233
Auramet	1,260	1,302
Buriticá	974	1,478
La Colorada	549	670
Moss	520	1,583
Other	—	1,912
	19,087	21,839
Royalty Interests
Kensington	2,225	—
Beta Hunt	1,214	971
Fosterville	1,051	890
Camino Rojo	656	523
Young-Davidson	652	627
Dargues	531	206
Florida Canyon	448	269
Stawell	381	125
Agbaou	328	—
Other	558	1,149
	8,044	4,760
GEOs – Other	663	—
Total	27,794	26,599

	Three months ended March 31
GEOs (ounces)	2024	2023
Gold	17,646	14,005
Silver	9,485	11,385
Other	663	1,209
Total	27,794	26,599

For the three months ended March 31, 2024, we sold 27,794 GEOs, an increase of 4% from 26,599 GEOs sold for the same period in the prior year, largely due to higher GEOs from Northparkes and Kensington. This was partially offset by lower GEOs from ATO, Moss, Buriticá and Cerro Lindo due to lower deliveries.

Key Developments

For the three months ended March 31, 2024

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag shall receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the three months ended March 31, 2024.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that:

●	Effective January 1, 2024, the royalty will pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026;
●	The royalty rate will increase to 1.50% of net smelter returns from January 1, 2027; and
●	The amended net smelter return (“NSR”) royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

Steppe Gold Prepaid Gold Interest

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest agreement such that the Company would make a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold over 5 months, with the first delivery under the amended and restated agreement to be made in August 2024.

The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at fair value through profit or loss.

Operating Assets – Performance

Our business is organized into a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Asset Performance — Streams and related assets (producing)

1.	Cerro Lindo (Operator: Nexa Resources S.A.)

Under the stream agreement with Nexa Resources S.A. (“Nexa”), we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream lag production by up to four months. As at March 31, 2024, 14.8 million ounces of silver had been delivered under the stream agreement with Nexa since inception.

For the three months ended March 31, 2024, we sold 580,179 ounces of silver delivered under the agreement, a 9% decrease from the same period in the prior year driven by lower deliveries. GEOs sold were 6,585 for the three months ended March 31, 2024, compared to 7,394 for the same period in the prior year.

On March 27th, Nexa announced updated reserves and resources for Cerro Lindo, including proven and probable silver reserves of 41.15mt at 22.6 g/t totaling 29,966 koz Ag as of December 31, 2023. Current measured and indicated silver resources (exclusive) totaled 7.70 mt at 23.7 g/t totaling 5,857 koz Ag, with inferred silver resources of 9.28 mt at 32.6 g/t totaling 9,726 koz Ag.

For the three months ended March 31, 2024, a total of 6.3 km of exploration drilling and 12.2 km of mining infill drilling were executed. Exploration drilling activities were behind schedule due to heavy rainfall at the mine site and operational drilling issues. The updated drilling program for Cerro Lindo in 2024 is set at 21.4 km of exploration drilling, targeting new mineralized zones at Patahuasi Millay and to continue extension drilling at Orebodies 8B, 9, and 6A.

2.	Northparkes (Operator: Evolution Mining Limited)

Under the stream agreement, we receive 54% of payable gold from Northparkes until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter. Typically, deliveries under the stream may lag production by approximately two months. As at March 31, 2024, 46 thousand ounces of gold and 831 thousand ounces of silver had been delivered under the stream agreement since inception.

For the three months ended March 31, 2024, we sold 4,221 ounces of gold and 74,661 ounces of silver. This compares to 2,273 ounces of gold and 45,300 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 6,286 for the three months ended March 31, 2024, compared to 2,746 for the same period in the prior year.

During the first quarter of 2024, Evolution Mining Limited (“Evolution”) released an updated Mineral Resources and Ore Reserves estimate reported in accordance with the JORC code 2012, which continued to support the multi-decade life of the asset. On a 100% basis, gold ore reserves at Northparkes as of December 31, 2023 were 93,700 kt at 0.27 g/t totaling 828 koz Au, with silver ore reserves of 93,700 kt at 1.91 g/t totaling 5,750 koz Ag.

A feasibility study for the E22 underground orebody is expected by the end of the second quarter of 2024.

Higher-grade gold ore from the E31 and E31N open pits continue to contribute to mill feed blend, which is expected to drive significant GEOs sales growth in 2024 versus 2023. During the first quarter of 2024, 452 kt of sulphide ore was mined to the run-of-mine stockpile from the E31 open pits compared to 232 kt in the fourth quarter of 2023.

3.	Impala Bafokeng Operations, previously known as Royal Bafokeng Platinum (Operator: Impala Platinum Holdings Limited)

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations. Typically, deliveries under the stream may lag production by approximately five months. As at March 31, 2024, 30 thousand ounces of gold had been delivered under the stream agreement since inception.

For the three months ended March 31, 2024, we sold 1,536 ounces of gold delivered by Implats under the stream agreement, in line with ounces delivered and sold for the same period in the prior year. GEOs sold were 1,537 for the three months ended March 31, 2024, compared to 1,521 for the same period in the prior year.

As of December 31, 2023, Impala Bafokeng’s proven and probable gold reserves at the Merensky deposit were 57,976 kt at 0.19 g/t totaling 356 koz Au. Measured and indicated gold resources (exclusive) at the Merensky deposit were 68,033 kt at 0.32 g/t totaling 704 koz Au.

4.	Altan Tsagaan Ovoo (Operator: Steppe Gold)

Under the stream agreement with Steppe Gold, we receive 25% of the payable gold until 46 thousand ounces of gold have been delivered and 25% of payable gold thereafter, subject to an annual cap of 7,125 ounces. We also receive 50% of the payable silver until 375 thousand ounces of silver have been delivered and 50% of payable silver thereafter, subject to an annual cap of 59,315 ounces. As at March 31, 2024, 27 thousand ounces of gold and 86 thousand ounces of silver had been delivered under the stream agreement with Steppe Gold since inception.

For the three months ended March 31, 2024, we sold 1,249 ounces of gold and 9,870 ounces of silver delivered to the Company under the stream, compared to the 3,217 ounces of gold and 397 ounces of silver sold for the same period in the prior year, respectively. GEOs sold were 1,376 for the three months ended March 31, 2024, compared to 3,233 for the same period in the prior year.

During the quarter, Steppe Gold reported progress on the ATO Phase 2 Expansion, and have now fully drawn down the first $50 million of the previously announced $150 million project financing package. Construction of the flotation plant for Phase 2 is expected to commence in the second quarter of 2024, with a new crushing circuit anticipated to be operating later this year.

As per disclosures from the operator, Phase 2 is expected to generate a total of 1.2 million ounces of gold equivalent over 12 years, at an average of over 100 thousand gold equivalent ounces per annum over 12 years. First concentrate production from Phase 2 is expected by 2026.

On January 22, 2024, Steppe Gold announced that it had entered into a binding term sheet pursuant to the acquisition of Boroo Gold LLC. On April 11, 2024, Steppe Gold announced that it had entered into a share exchange agreement to acquire all of the outstanding common shares of Boroo Gold LLC. The completion of this acquisition is expected to establish Steppe as the largest gold producer in Mongolia, providing further financial strength, asset diversification and scale.

On March 15, 2024, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. Under the terms of the agreement, the Company made a cash payment of $5 million to acquire the prepaid gold interest in exchange for delivery of 2,650 ounces of gold that will be delivered by Steppe Gold over five months. Repayments will commence on August 15, 2024, with five equal monthly deliveries of 530 ounces of gold.

5.	Buriticá (Operator: Zijin Mining Group Co.)

Under the stream agreement, we receive 100% of payable silver from Buriticá based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.

For the three months ended March 31, 2024, we sold 83,354 ounces of silver delivered to the Company under the agreement, compared to 128,240 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 974 for the three months ended March 31, 2024, compared to 1,478 for the same period in the prior year.

Throughout the first quarter of 2024, Buriticá was able to maintain steady operations; however, due to the ongoing presence of illegal miners, certain areas of the mine were avoided as a precautionary measure. The mine site continues to engage closely with the surrounding community on illegal mining and is supported by the National Army and National Police of Colombia.

Asset Performance — Royalties (Producing)

1.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited)

We own a 2% NSR royalty interest in Agnico Eagle Mines Limited’s (“Agnico Eagle") Fosterville mine in Australia

GEOs earned were 1,051 for the three months ended March 31, 2024, compared to 890 for the prior year.

In February 2024, Agnico Eagle released an updated three-year gold outlook. The operator expects Fosterville to produce between 200,000 to 220,000 ounces of gold in 2024, between 140,000 to 160,000 ounces of gold in 2025 and between 140,000 to 160,000 ounces of gold in 2026. Longer-term, work is ongoing to evaluate the potential to optimize mining and milling activities to ensure that Fosterville remains a sustainable producer of 175,000 to 200,000 ounces of gold annually. Preliminary results of this evaluation are expected in the second half of 2024.

2.	Beta Hunt (Operator: Karora Resources Inc.)

The Company holds a 3.25% gross revenue return (“GRR”) and 1.5% NSR royalty on all gold production and aggregate 1.5% NSR royalties on all nickel production from the Beta Hunt mine, located in Australia.

GEOs earned were 1,214 for the three months ended March 31, 2024, compared to 971 for the prior year.

Karora Resources disclosed that performance at Beta Hunt in the first quarter of 2024 was impacted by wet weather and a regional interruption to grid power that impacted processing operations. Full primary crushing was restored by the end of March. The operator is on track to deliver 2024 production guidance of 170,000 to 185,000 ounces of gold.

The expansion project to increase mine capacity at Beta Hunt to 2 million tonnes per annum remains on track for completion by the end of 2024. To accommodate the expected increase in mining fleet, orders were placed for the supply, installation and commissioning of new permanent primary ventilation fans late in the third quarter of 2024.

On April 7, 2024, Westgold Resources and Karora Resources announced a friendly merger pursuant to which, Westgold will acquire 100% of the issued and outstanding common shares of Karora. Completion of the transaction is expected to create one of the top 5 largest, ASX-listed gold producers operating exclusively in Western Australia.

An immediate focus for Westgold is on the Fletcher zone, with initial cuts expected in the second half of 2024. Significant existing drilling equipment from Westgold will be redeployed to Beta Hunt, which is currently defined over 7 km with only 4 km drilled historically.

3.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc.)

We own a 1.5% NSR royalty interest in Alamos Gold Inc.’s (“Alamos Gold”) Young-Davidson mine in Canada. GEOs earned were 652 for the three months ended March 31, 2024, compared to 627 for the same period in the prior year.

On February 20, 2024, Alamos Gold reported updated reserves and resources for Young-Davidson. As at December 31, 2023, proven and probable reserves were 43,911 kt at 2.31 g/t totaling 3,261 koz Au. Measured and indicated resources (exclusive) were 11,653 kt at 3.01 g/t totaling 1,127 koz Au, with inferred resources of 1,381 kt at 3.26 g/t totaling 145 koz Au.

Based on ongoing underground mining rates of 8,000 tonnes per day, the mineral reserve life of the Young-Davidson mine remains approximately 15 years as of December 31, 2023. Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011, reflecting a strong track record of resource conversion. The deposit is open at depth and to the west.

Alamos Gold has budgeted $12 million for exploration at Young-Davidson in 2024, focusing on extending mineralization within the syenite, which hosts the majority of the current reserve and resource base. Drilling is also expected to test the hanging wall and footwall of the deposit, where higher grades have been previously intersected.

Investments and Prepaid Gold Interests

The following table summarizes investments and prepaid gold interests as at March 31, 2024 and December 31, 2023:

	As at	As at
($ thousands)	March 31, 2024	December 31, 2023
Prepaid gold interests - Auramet Capital Partners[1]	$39,311	$40,248
Prepaid gold interests - Steppe Gold[2]	5,868	—
Total Prepaid Gold Interests	$45,179	$40,248
Investments[3]	7,151	6,248
Total Investments and Prepaid Gold Interests	$52,330	$46,496

1.	Represents a prepaid gold interest with Auramet Capital Partners, L.P., a subsidiary of Auramet International LLC (“Auramet”). The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031 and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
2.	On March 15, 2024, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $5 million to acquire the prepaid gold interest in exchange for delivery of 2,650 ounces of gold that will be delivered by Steppe Gold in five monthly deliveries. The first delivery is due in August 2024. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss.
3.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Balance Sheet

The following table presents summarized consolidated balance sheet information as at March 31, 2024 and December 31, 2023:

	As at	As at
($ thousands)	March 31, 2024	December 31, 2023
Cash and cash equivalents	$29,361	$17,379
Other current assets	49,161	39,659
Non‑current assets	1,825,034	1,837,426
Total assets	$1,903,556	$1,894,464

Current liabilities	$17,834	$17,315
Debt	60,000	57,000
Other non‑current liabilities	10,717	9,408
Total liabilities	88,551	83,723
Total shareholders’ equity	1,815,005	1,810,741
Total liabilities and shareholders’ equity	$1,903,556	$1,894,464

Total assets were $1,903.6 million as at March 31, 2024, compared to $1,894.5 million as at December 31, 2023. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and related interests and royalties. Our asset base also includes current assets, which generally include cash and cash equivalents, receivables, and investments. Total assets remained consistent with the balance from December 31, 2023 with the increase in cash and other assets largely offset by depletion on mineral interests.

Total liabilities were $88.6 million as at March 31, 2024, compared to $83.7 million as at December 31, 2023. The increase in total liabilities is largely driven by net drawdown of the Credit Facility. Total liabilities consist largely of debt, amounts payable and accrued liabilities, deferred tax liabilities and lease obligations. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at March 31, 2024 was $1,815.0 million, compared to $1,810.7 million as at December 31, 2023. The increase in shareholders’ equity largely reflects income generated during the period net of dividends paid.

Shareholders’ Equity

As at March 31, 2024	Number of shares
Common shares	201,120,593
As at December 31, 2023	Number of shares
Common shares	201,353,962

Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars, in each case under the symbol “TFPM”.

In connection with the Normal Course Issuer Bid (“NCIB”), the Company entered into an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company has recorded a liability of $8 million reflecting the obligation to purchase shares under the ASPP.  For the three months ended March 31, 2024, the Company purchased 283,100 of its common shares under the NCIB for $3.6 million.

As at May 7, 2024, 201,157,242 common shares are issued and outstanding and stock options are outstanding to purchase a total of 4,628,127 common shares.

For the three months ended March 31, 2024, we declared and paid dividends in United States dollars totaling $10.6 million (2023: $10 million). For the three months ended March 31, 2024, no shares were issued from treasury for participation in the Dividend Reinvestment Plan. In the first quarter of 2024, the Company declared and paid a dividend of US$0.0525 per share.

Results of Operations Review

Condensed Consolidated Statements of Income

The following table presents summarized consolidated statements of income information for the three months ended March 31, 2024 and 2023:

	Three months ended March 31
($ thousands except share and per share information)	2024	2023
Revenue	$57,528	$50,269
Cost of sales	(24,269)	(27,395)
Gross profit	33,259	22,874

General administration costs	(5,478)	(5,672)
Business development costs	(834)	(1,574)
Impairment reversals	589	—
Expected credit losses	(6,851)	—
Operating income	20,685	15,628

Increase in fair value of prepaid gold interest	2,104	2,345
Increase (decrease) in fair value of investments	(427)	1,308
Finance costs, net	(1,294)	(1,308)
Sustainability initiatives	(193)	(118)
Other expenses	(773)	—
Foreign currency translation gain	40	45
Other (expense)/ income	(543)	2,272
Earnings before income taxes	20,142	17,900
Income tax expense	(2,718)	(1,366)
Net earnings	$17,424	$16,534
Weighted average shares outstanding –basic	201,140,642	191,778,186
Weighted average shares outstanding –diluted	201,180,685	192,405,036
Earnings per share – basic and diluted	$0.09	$0.09

Three months ended March 31, 2024 compared to three months ended March 31, 2023

Revenue was $57.5 million, a quarterly record, an increase of 14% from $50.3 million for the same period in the prior year. The increase was largely driven by $7.5 million higher revenue due to higher volume and newly acquired royalties, $4.7 million higher revenue due to higher gold and silver prices, partially set off by $5 million from lower volumes from streams and related interests. Higher revenue from royalties was largely due to revenue from Kensington, a portion of which related to revenue in arears and the remainder from the royalty payments received for Q1, as well as higher revenue from Beta Hunt and Agbaou, which was acquired in June 2023. Lower revenue from streams and related interests was driven by lower deliveries from ATO, Renard, Moss and Cerro Lindo, partially set off by higher deliveries from Northparkes.

Market gold price and gold sales volume for our streams were $2,070 per ounce, a quarterly record, and 8,477 ounces, respectively, compared to $1,890 per ounce and 6,182 ounces, respectively, in the prior year. Market silver price and silver sales volume were $23.34 per ounce and 813 thousand ounces, respectively, compared to $22.55 per ounce and 941 thousand ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream agreements, non-cash cost of sales related to prepaid gold interests, as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces. Cost of sales of $24.3 million decreased from $27.4 million in the prior year primarily due to sales mix. The decrease in cost of sales was driven by lower cost of sales from prepay arrangements from ATO and Moss and lower stream deliveries from Renard, Buritica, Moss and El Mochito, partially offset by higher cost of sales from higher stream deliveries from the Northparkes stream as well as higher depletion from higher attributable ounces from royalties, notably Kensington and Beta Hunt.

Gross profit was $33.3 million, an increase of 45% from $22.9 million for the same period in the prior year. The increase was largely driven by higher stream deliveries from Northparkes, royalties from Kensington combined with higher gold and silver prices, partially offset by lower gross profit from Renard and Moss.

General administration costs were $5.5 million, compared to $5.7 million for the same period in the prior year. The decrease was due to lower professional services driven by cost recoveries and lower integration costs, partially offset by higher employee costs driven by increased headcount as we continued to grow our business. General administration costs in 2023 included one-time integration costs related to the Maverix acquisition which closed on 19 January 2023.

Business development costs were $0.8 million, compared to $1.6 million for the same period in the prior year. Business development costs represent ongoing business development costs incurred throughout the year including use of third-party service providers, net of costs capitalized, and costs reimbursed from our counterparties.

The expected credit loss represents the difference between the contractual cash flows that are due to the Company and the cash flows that management expects to receive discounted at the original effective interest rate. The expected credit loss provision taken against loans receivable from Elevation was $6.9 million, compared to nil for the same period in the prior year.

The decrease in the fair value of investments represents the decrease in the fair value of our equity investments. The increase in the fair value of our prepaid gold interests for the three months ended March 31, 2024, was $2.1 million, compared to $2.3 million for the same period in the prior year. This is due to a decrease in our prepaid gold interests held over the three months which is partially offset by a higher gold price.

Finance costs, net was $1.3 million, in line with the same period in the prior year. The finance costs largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances.

Income tax expense was $2.7 million, compared to $1.4 million for the same period in the prior year. The increase in income tax expense was driven by sales mix, partially offset by the tax recovery from the expected credit losses taken in the period.

Net earnings were $17.4 million, compared to $16.5 million for the same period in the prior year. Higher net earnings in 2024 were driven by higher gross profit, partially offset by the expected credit loss provision taken in the period.

Condensed Statements of Cash Flows

The following table presents summarized consolidated statements of cash flow information for the three months ended March 31, 2024 and March 31, 2023:

	Three months ended March 31
($ thousands)	2024	2023
Operating cash flow before working capital and taxes	$47,242	$38,591
Income taxes paid	(1,885)	(1,226)
Operating cash flow before working capital	45,357	37,365
Change in working capital	(6,482)	1,505
Operating cash flow	38,875	38,870
Net Cash used in investing activities	(14,651)	(155,245)
Net Cash (used in)/from financing activities	(12,262)	66,987
Effect of exchange rate changes on cash and cash equivalents	20	2
Increase/(decrease) in cash during the period	11,982	(49,386)
Cash and cash equivalents at beginning of period	17,379	71,098
Cash and cash equivalents at end of period	$29,361	$21,712

Three months ended March 31, 2024 compared to three months ended March 31, 2023

Operating cash flow was $38.9 million, in line with the same period in the prior year. Operating cash flow before working capital and taxes was $47.2 million, an increase of 22% from $38.6 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests.

Net cash used in investing activities was $14.7 million, compared to $155.2 million for the same period in the prior year. Net cash used in investing activities in 2024 included $6.8 million of loans, $5 million for the acquisition of the Steppe Gold Prepaid Gold Interest and $1.4 million of funding for the Prieska royalty. Net cash used in investing activities in 2023 largely included $146 million net cash outflows pursuant to the Maverix acquisition, and $8.5 million of long-term loans.

Net cash used in financing activities was $12.3 million, compared to $67.0 million cash from financing activities for the same period in the prior year. Net cash used in financing activities for the first quarter largely consisted of dividend payments of $10.6 million, $7 million in debt repayment, $3.6 million paid to purchase shares under the NCIB and interest payments of $1.4 million, partially offset by $10 million drawdowns from the Credit Facility. Net cash used in financing activities in 2023 largely consisted of $110 million drawdowns from the Credit Facility to fund the Maverix acquisition, partially offset by Credit Facility repayments of $30 million, dividend payments of $10 million, $2.6 million paid to purchase shares under the NCIB, as well as interest payments of $1.1 million.

Liquidity and Capital Resources

As at March 31, 2024, our cash and cash equivalents were $29.4 million, compared to $17.4 million as at December 31, 2023. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and related interests and royalty assets, general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal credits will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

The Company currently has a Credit Facility of $500 million with an additional uncommitted accordion of up to $200 million for a total availability of up to $700 million, maturing on August 30, 2026. As at March 31, 2024, the Credit Facility balance was $60 million.

Finance costs relating to the Credit Facility for the three months ended March 31, 2024 were $1.3 million, including standby fees. This compares to finance costs of $1.3 million for the three months ended March 31, 2023, including interest charges, amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require us to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at March 31, 2024, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of streams and related interests and royalty assets.

Quarterly Information1, 2

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
IFRS measures:
Cash and cash equivalents	29,361	17,379	14,343	16,438	21,712	71,098	82,703	74,431
Total assets	1,903,556	1,894,464	1,905,778	1,922,759	1,924,417	1,337,031	1,325,499	1,318,244
Revenue	57,528	51,739	49,425	52,591	50,269	43,886	33,754	36,490
Net earnings	17,424	9,755	(6,041)	16,034	16,534	15,460	12,815	10,922
Earnings per share (basic and diluted)	0.09	0.05	(0.03)	0.08	0.09	0.10	0.08	0.07
Operating cash flow	38,875	37,644	36,749	40,875	38,870	36,721	25,356	29,940
Operating cash flow per share	0.19	0.19	0.18	0.20	0.20	0.24	0.16	0.19

Non-IFRS measures[3]:
GEOs	27,794	26,243	25,629	26,616	26,599	25,428	19,523	19,507
Adjusted Net Earnings	23,203	17,754	17,337	17,660	15,284	17,429	13,258	14,854
Adjusted Net Earnings per share	0.12	0.09	0.09	0.09	0.08	0.11	0.09	0.10
Adjusted EBITDA	48,068	41,017	38,804	41,630	39,436	33,848	26,054	28,144
Average gold price[4]	2,070	1,971	1,928	1,976	1,890	1,726	1,729	1,871
Average silver price[5]	23.34	23.20	23.57	24.13	22.55	21.17	19.23	22.60

1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of GEOs, adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the first quarter of 2024 we acquired the Steppe Prepaid Gold Interest. In the fourth quarter of 2023, we acquired a GRR on the Johnson Camp Mine, operated by Excelsior. In the third quarter of 2023, we acquired an additional royalty interest in Stawell.  In the second quarter of 2023, we acquired the Agbaou royalty and participated in the execution of the Nevada Copper financing package. In the first quarter of 2023 we completed the Maverix acquisition, adding nearly 150 assets. In the fourth quarter of 2022, we increased our NSR royalty on Nevada Copper’s open pit project and provided remaining funding for the Nevada Copper gold and silver stream. In the third quarter of 2022, we listed our shares on the NYSE and acquired the Steppe Gold Prepaid Gold Interest. In the second quarter of 2022, we acquired the Sofia royalty.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments.

Stream Agreements

As of March 31, 2024, we had significant commitments to make per-ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements, as detailed in the following table:

Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017	Ounce	25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017	Ounce	4%[3]	17% of spot	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017	Ounce	97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[6]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[8]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	Ounce	25%	25% of spot	Life of mine
Moss	Silver	Jan. 19, 2023	Ounce	100%	20% of spot	Life of mine

Prepaid interests
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 ounces per quarter	16% of spot	Until certain commercial conditions are achieved	[9]

1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from ATO until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.
5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
6.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
7.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
8.	54% of the payable gold produced from the Northparkes mine until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine until 9 million ounces have been delivered and 40% thereafter.
9.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

Investments in Stream and Royalty Interests

As of March 31, 2024, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)	Payments	Triggering Event
Centerra Gold Inc.[1]	Kemess Project	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
Nevada Copper Inc.	Tedeboy Area	$5 million	Payment contingent upon commencement of commercial production
DS McKinnon Holdings Limited	Hemlo	C$50,000	For each 100,000 ounces of gold produced by the Hemlo mine in excess of 675,000 ounces
154619 Canada Inc.	Eagle River	C$50,000	For each 50,000 ounces of gold produced by the Eagle River mine in excess of 207,000 ounces
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Newmont Corporation	Portfolio of royalties	Up to $15 million	Payment contingent upon achievement of certain production milestones
Barrick Gold Corporation	Portfolio of royalties	Up to $10 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.	Prieska Copper‐Zinc Mine (Gross Revenue Return)	A$3.8 million[3]	Contingent upon satisfying milestone conditions
	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million[4]

Conditional upon obtaining South African Reserve
Bank exchange control approvals, the mine being
fully funded and the finalization of an executable
mine plan to Triple Flag’s satisfaction.
If the above conditions are met, funding is to be
provided in tranches with each tranche subject to the
mine continuing to be fully funded to production,
among other conditions, and of an amount not to
exceed planned expenditures for the next 90 days.

1.	Kemess stream agreement is with AuRico Metals Inc., a subsidiary of Centerra Gold Inc.

2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals Inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	GRR closed on July 21, 2023 and as at 31 March 2024 a total draw of A$6.2million was completed.
4.	Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Lease[1]	$389	$745	$699	$264	$2,097
Lease interest[1]	123	177	77	7	384
Debt repayments[2]	18,000	42,000	—	—	60,000
Debt interest[2]	3,589	5,155	—	—	8,744
Standby charges[2]	1,772	2,510	$—	—	4,282
	$23,873	$50,587	$776	$271	$75,507

1.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2025.
2.	Represents the Credit Facility, which matures on August 30, 2026. Subsequent to quarter-end, we repaid $18 million under the Credit Facility, leaving a remaining balance of $42 million.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under ‘‘Contractual Obligations and Commitments’’.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 18 of the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of March 31, 2024.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal  Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at March 31, 2024 using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at March 31, 2024.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements.

Non-IFRS Financial Performance Measures

Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March
($ thousands, except average gold price and GEOs information)	2024	2023
Revenue	57,528	50,269
Average gold price per ounce	2,070	1,890
GEOs	27,794	26,599

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments;
●	non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended
	March 31
($ thousands, except share and per share information)	2024	2023
Net earnings	$17,424	$16,534
Impairment reversal	(589)	—
Expected credit losses	6,851	—
Foreign currency translation gain	(40)	(45)
Decrease (Increase) in fair value of investments	427	(1,308)
Income tax effect	(870)	103
Adjusted net earnings	$23,203	$15,284
Weighted average shares outstanding – basic	201,140,642	191,778,186
Net earnings per share	$0.09	$0.09
Adjusted net earnings per share	$0.12	$0.08

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands)	2024	2023
Operating cash flow	$38,875	$38,870
Acquisition of other assets	—	—
Free cash flow	$38,875	$38,870

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposition of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments;
●	non-cash cost of sales related to prepaid gold interests; and
●	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, non-cash cost of sales related to prepaid gold interests and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended
	March 31
($ thousands)	2024	2023
Net earnings	$17,424	$16,534
Finance costs, net	1,294	1,308
Income tax expense	2,718	1,366
Depletion and amortization	17,810	16,021
Impairment reversal	(589)	—
Expected credit losses[1]	6,851	—
Non-cash cost of sales related to prepaid gold interests	2,173	5,560
Foreign currency translation gain	(40)	(45)
Decrease (Increase) in fair value of investments	427	(1,308)
Adjusted EBITDA	$48,068	$39,436

1.	Expected credit losses for the three months ended March 31, 2024 primarily relate to expected credit loss provision for loan receivables.

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands except Gross profit margin and Asset margin)	2024	2023
Revenue	$57,528	$50,269
Less: Cost of sales	24,269	27,395
Gross profit	33,259	22,874
Gross profit margin	58%	46%
Gross profit	$33,259	$22,874
Add: Depletion	17,720	15,928
Add: Non-cash cost of sales related to prepaid gold interests	2,173	5,560
	53,152	44,362
Revenue	57,528	50,269
Asset margin	92%	88%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent AIF, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this report is not incorporated by reference in, and does not form part of, this report.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking statements contained in this MD&A are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed AIF, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.